                                                                    Exhibit 99.3


[VIVENDI UNIVERSAL LOGO]


                   VIVENDI UNIVERSAL RELEASES CHAIRMAN AND CEO
                  JEAN-RENE FOURTOU'S CONFERENCE CALL COMMENTS
                  ON THE COMPANY'S FIRST HALF RESULTS FOR 2002


PARIS, AUGUST 14, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today released the comments made during an analyst conference call by the company's Chairman and CEO Jean-Rene Fourtou regarding Vivendi Universal's unaudited financial results for the first half of 2002:

"GOOD AFTERNOON OR GOOD MORNING, DEPENDING ON WHERE YOU ARE IN THE WORLD.

"THANK YOU FOR BEING WITH US ON THE 14TH OF AUGUST.

"I ARRIVED AT VIVENDI UNIVERSAL ON THE 3RD OF JULY, JUST 6 WEEKS AGO, WITH A MANDATE FROM THE BOARD TO MAKE A SURVEY OF THE SITUATION AT VIVENDI UNIVERSAL IN ORDER TO:

-    PROPOSE A STRATEGY TO ENHANCE THE VALUE OF THE STOCK AND
-    TO FIX THE IMPORTANT FINANCIAL ISSUES OF THE COMPANY.

"THIS BASIC WORK IS WELL ADVANCED:

- FOR EACH BUSINESS UNIT WE HAVE A BUSINESS PLAN THAT INCLUDES ITS RISKS AND OPPORTUNITIES, ITS POTENTIAL VALUE CREATION, THE COMPARISON BETWEEN WHAT WE COULD EXPECT FROM THE SALE OF THE BUSINESS (EACH TIME THERE IS A CLEAR BUYER) COMPARED WITH ITS NET PRESENT VALUE FOR VIVENDI UNIVERSAL. WE ARE PREPARING WITH THE STRATEGIC COMMITTEE WHAT WOULD BE THE BEST SCENARIO FOR THE COMPANY'S SHAREHOLDERS. WE EXPECT DECISIONS TO BE MADE AT THE SEPTEMBER 25TH BOARD MEETING.

- WE HAVE ALSO EVALUATED WHAT THE NORMAL DEBT OF VIVENDI SHOULD BE IN ORDER TO REGAIN A TRIPLE-B RATING, TO EVALUATE THE AMOUNT OF EXCESS DEBT AT THE COMPANY. ASSUMING THAT WE CAN NOT BENEFIT FROM THE CASH FLOWS OF CEGETEL, THIS EXCESS DEBT IS AROUND 10 BILLION EUROS TODAY. WE MUST DECREASE DEBT OF AT LEAST THIS AMOUNT AS SOON AS POSSIBLE, BY DOING 3 THINGS:

     1)   WE HAVE MAINLY TO SELL BUSINESSES;

     2) WE HAVE TO CUT IMMEDIATELY THE CASH DRAIN OF THE COMPANY... MAINLY THE NON FRENCH ACTIVITIES OF THE CANAL+ GROUP, THE INTERNET ACTIVITIES AND THE HUGE LEVEL OF CORPORATE OVERHEAD. DECISIONS HAVE ALREADY BEEN TAKEN ON THESE THREE ISSUES.
     3) WE MUST ALSO MANAGE THE ONGOING BUSINESSES TO ENHANCE THEIR CASH FLOWS, WHICH WAS NOT THE CASE UNTIL THE LAST SEVERAL MONTHS.

"IN THE SHORT TERM, DUE TO THE STRUCTURE OF OUR DEBT, WE ARE FACING A LIQUIDITY PROBLEM ... IN SPITE OF THE VALUE OF OUR ASSETS. THAT'S WHY THE FIRST THING I DID UPON MY ARRIVAL WAS TO NEGOTIATE, WITH THE HELP OF THE CHAIRMAN OF THE FINANCE COMMITTEE OF THE BOARD MR. BEBEAR, A NEW BANK FACILITY OF 1 BILLION EUROS. THIS NEW MONEY HAS NOT YET BEEN USED. AS ANNOUNCED IN
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                                       2

JULY, WE ARE PRESENTLY NEGOTIATING A NEW FACILITY OF 3 BILLION EUROS WHICH WILL INCLUDE THE FIRST 1 BILLION EUROS. WE HAVE REACHED A FRAMEWORK FOR AGREEMENT WITH THE SAME SEVEN BANKS AND WE EXPECT THIS NEW FACILITY TO BE SIGNED BY THE END OF AUGUST. THIS WILL ALLOW VIVENDI TO BUY THE TIME NECESSARY TO IMPLEMENT THE BEST CONDITIONS FOR THE NECESSARY SALE OF BUSINESSES.

"WE ARE COMMITTED TO SELL ASSETS FOR A MINIMUM AMOUNT OF 10 BILLION EUROS IN THE TWO YEARS TO COME, 5 BILLION EUROS OF WHICH WILL BE COMPLETED DURING THE NEXT 9 MONTHS. THIS COMMITMENT CAN BE ACHIEVED WITH THE PLAN FOR CANAL+ GROUP ANNOUNCED IN JULY, THE SALE OF THE NUMEROUS NON-CORE ASSETS, AND THE SALE OF HOUGHTON MIFFLIN FOR WHICH WE HAVE NUMEROUS POTENTIAL BUYERS.

"THE STRATEGIC PLAN THAT WILL BE PROPOSED TO THE BOARD IN SEPTEMBER WILL INCLUDE OTHER DISPOSALS. I KNOW THAT THIS TYPE OF ANNOUNCEMENT CREATES CONCERNS AND WORRIES WITHIN THE COMPANY. I WOULD LIKE TAKE THIS OPPORTUNITY TO TELL OUR EMPLOYEES THAT, AS I DID AT RHONE POULENC, THOSE RESTRUCTURINGS WILL BE IMPLEMENTED TAKING INTO CONSIDERATION THE FUTURE DEVELOPMENT OF THE CONCERNED ACTIVITIES AND THE SITUATION OF THE PERSONNEL.

"I AM ANNOUNCING TODAY A NEW ORGANIZATION OF THE HOLDING COMPANY WITH THE ARRIVAL OF A COO, JEAN BERTRAND LEVY, WHO WILL HELP ME IMPLEMENT NUMEROUS PROJECTS WE HAVE AND AT THE SAME TIME CHALLENGE AND BETTER MONITOR THE DIFFERENT BUSINESSES OF THE GROUP.

"CONCERNING THE FIGURES OF THE FIRST HALF, I WANT TO MAKE THE FOLLOWING REMARKS:

     1) DESPITE GOOD PROGRESS IN REVENUE AND OPERATING INCOME GROWTH, VIVENDI'S NET INCOME BEFORE EXCEPTIONAL ITEMS AND AMORTIZATION OF GOODWILL IS A LOSS OF 0.06 EUROS PER SHARE. I WOULD LIKE TO UNDERSCORE THAT THIS NEGATIVE INCOME IS THE RESULT OF A LOSS COMING FROM THE BUSINESSES THAT VIVENDI OWNS MORE THAN 50% OF, OFFSET IN PART BY POSITIVE RESULTS FROM THE COMPANIES VIVENDI OWNS LESS THAN 50% OF. THIS REPRESENTS A CHALLENGE AS VIVENDI CAN NOT ACCESS THE CASH FLOW GENERATED BY COMPANIES IT OWNS LESS THAN 50% OF.

     2) THIS ECONOMIC SITUATION CAN BE SIGNIFICANTLY IMPROVED BY THE IMPLEMENTATION OF THE CANAL+ PLAN, THE DECISIONS TAKEN FOR THE INTERNET ACTIVITIES , THE STRONG DECREASE IN OVERHEAD EXPENSES, THE DISPOSAL OF NON-CORE ASSETS, AND THE NEW OBJECTIVES FOR PROFITABILITY AND FREE CASH FLOW GIVEN TO THE BUSINESS UNITS.

     3) THE IMPAIRMENT CHARGES ARE IMPORTANT; THEY HAVE BEEN CALCULATED ON A NORMAL ONGOING CONCERN BASIS. I HAVEN'T UNDERSTATED THE VALUE OF BUSINESSES OR INCREASED THE IMPAIRMENT PROVISION BEYOND WHAT IS FAIR, AS SOME CEOS MIGHT DO IN MY POSITION.

     4) THESE ACCOUNTS ARE PRESENTED UNDER FRENCH GAAP WITHOUT A RECONCILIATION TO US GAAP; I APOLOGIZE FOR THAT. I KNOW THAT THE 1ST QUARTER RESULTS WERE PRESENTED IN U.S. GAAP AND I KNOW THAT THIS MAY CREATE SOME PROBLEMS FOR YOU. A RECONCILIATION TO U.S. GAAP WILL BE GIVEN TO YOU IN SEPTEMBER WITH THE HALF YEAR AUDITED FIGURES. IN THE FUTURE, WE SHALL PRESENT OUR FIGURES IN FRENCH GAAP ON A QUARTERLY BASIS WITH A RECONCILIATION INTO U.S. GAAP.

"FINALLY, I WOULD LIKE TO TELL YOU HOW MUCH THE TEAM IS DEDICATED TO THE COMPANY. I WANT TO THANK THEM FOR THEIR LOYALTY. THIS COMPANY HAS
EXTRAORDINARILY STRONG INTERNATIONAL ASSETS. I
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                                       3

AM TOTALLY COMMITTED TO RESTORING A STABLE FINANCIAL SITUATION AND ENHANCING PROFITABILITY. I AM CONFIDENT WE SHALL BE SUCCESSFUL."

Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that new financing will not adequately satisfy all immediate or medium-term obligations; the risk that the level of debt reduction expected to be achieved as a result of certain restructurings or asset disposals will not materialize; the risk that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; the risk that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; changes in currency exchange rates; changes in global and local business and economic conditions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


CONTACTS:

MEDIA                   INVESTOR RELATIONS
PARIS                   PARIS
Antoine Lefort          Laura Martin
+33 (1).71.71.1180      917.378.5705
                        Laurence Daniel
                        +33 (1).71.71.1233
NEW YORK
Anita Larsen
+(1) 212.572.1118       NEW YORK
Mia Carbonell           Eileen McLaughlin
+(1) 212.572.7556       +(1) 212.572.8961